VECTOR GROUP LTD.

4400 Biscayne Boulevard

Miami, FL 33137

July 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Dana Brown

Re:	Vector Group Ltd.

Registration Statement on Form S-4 (File No. 333-195324)

Dear Mr. Brown,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vector Group Ltd. (the “Issuer”), on behalf of itself and each of the co-registrants of the above-referenced Registration Statement, hereby requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. EDT on July 9, 2014, or as soon thereafter as practicable.

The Issuer acknowledges that:

▪       should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪       the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Vector Group Ltd.

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Chief Financial Officer and Treasurer